SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 21, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

 Nevada   0-7246   95-2636730
  (State or Other Jurisdiction   (Commission   (IRS Employer
   of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01. Other Events

On November 21, 2005, the Company issued a news release announcing Drilling Results of Exploratory Bakken Well and Acquisition of Additional Acreage in Nesson Horizontal Play in Western North Dakota. A copy of the news releases is attached in Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date November 21, 2005

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer